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SEC FILE NUMBER
8-44412

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PTI SECURITIES & FUTURES L.P.

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 South Wells Street, Suite 900
(No. and Street)

Chicago	**Illinois**	**60607**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Haugh	**(312) 663-3056**
(Name)	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)		(Zip Code)

RECEIVED
2017 MAR 15 PM 12:50
SEC / TM

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Daniel J. Haugh**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **PTI Securities & Futures L.P.** as of **December 31, 2016** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

PRESIDENT

Title

Subscribed and sworn to before me this

13th day of March, 2017



Notary Public


OFFICIAL SEAL
GREGG M RZEPCZYNSKI
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:07/30/19

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**



RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
PTI Securities & Futures, L.P.

We have audited the accompanying statement of financial condition of PTI Securities & Futures, L.P. (the "Company"), an Illinois limited partnership, as of December 31, 2016 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (CEAct), and the related notes to the financial statement and supplemental information. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of PTI Securities & Futures, L.P. as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules 1, 2, 3, 4 and 5 (the "supplemental information") in the accompanying supplementary schedules has been subjected to audit procedures performed in conjunction with the audit of PTI Securities & Futures, L.P.'s financial statement. The supplemental information is the responsibility of PTI Securities & Futures, L.P.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and pursuant to Regulation 1.10 under the CEAct. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
March 13, 2017

PTI SECURITIES & FUTURES L.P.

Statement of Financial Condition

December 31, 2016

Assets

Cash	$	962
Receivable from broker-dealers		100,000
Commissions receivable		26,911
Receivable from affiliates		8,689
Reserve for settlement		92,000
Other assets		73,895
	$	302,457

Liabilities and Partners' Capital

Liabilities		
Accounts payable and accrued expenses	$	200,692
Deferred revenue		158,096
		358,788
Partners' capital		
General partner		(44,294)
Limited partners		(12,037)
		(56,331)
	$	302,457

See accompanying notes.

1. Organization and Business

PTI Securities & Futures L.P. (the "Partnership") was formed on December 11, 1991, pursuant to the Revised Uniform Limited Partnership Act of the State of Illinois. The Partnership is a single class limited partnership. The Partnership is a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership is also registered with the Commodity Futures Trading Commission as a non-guaranteed Introducing Broker and is a member of the National Futures Association. The Partnership solicits and accepts orders to buy or sell equity transactions and futures contracts or options on futures while not accepting or holding customer margin deposits. These assets are held by the respective clearing broker.

The Partnership's general partner shall have exclusive authority to manage, conduct, administer and control the Partnership's business.

2. Summary of Significant Accounting Policies

The Partnership's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statements:

Revenue Recognition
Commission revenue and related expenses on futures and futures options contracts are recorded on a "half-turn" basis, which is the date when the futures contracts are opened or closed and when futures options contracts are initially purchased or sold. Commission revenue and related expenses on securities and securities options are recorded on a settlement date basis.

Use of Estimates
The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income Taxes
The Partnership is a limited partnership with all taxable income or loss recorded in the income tax returns of the partners. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

2. Summary of Significant Accounting Policies, continued

Income Taxes, continued

In accordance with U.S. GAAP, the Partnership is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Partnership is no longer subject to income tax examinations by major taxing authorities for the years before 2013. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2016.

3. Fair Value Measurement and Disclosure

Accounting Standards Codification 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Partnership has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Partnership's own data.

At December 31, 2016 the Partnership held no Level 1, Level 2 or Level 3 investments.

4. Clearing Agreements

The Partnership has entered into fully disclosed clearing agreements with RBC Capital Markets ("RBC") and Interactive Brokers LLC ("IB"), whereby RBC and IB will offer certain clearing, execution and related services for transactions in securities and whereby IB will offer certain clearing, execution and related services in securities and futures.

5. Employee Benefit Plan

The Partnership has established a Simple IRA plan for qualified employees. The Partnership matches employees' contributions, subject to certain limitations as set forth in the plan agreement. Employee contributions made to the plan during the year ended December 31, 2016 totaled approximately $13,475.

6. Lease Commitment

The Partnership conducts its operations in leased office facilities and annual rentals are charged to current operations.

The partnership is currently operating on a month to month basis with a one month cancelation for a total commitment of $3,651 as of December 31, 2016.

7. Guarantees

Accounting Standards Codification 460 ("ASC 460"), Guarantees, requires the Partnership to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

7. Guarantees, continued

Other Guarantees

Customer transactions are introduced to and cleared through the Partnership's brokers on a fully disclosed basis. Under the terms of its clearing agreements, the Partnership is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the broker, the Partnership seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary. The maximum potential amount of future payments that the Partnership could be required to make under these guarantees cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements.

8. Credit Risk

Commissions receivable represent a concentration of credit risk. The Partnership does not anticipate nonperformance by its customers or brokers. In addition, the Partnership has a policy of reviewing, as considered necessary, the creditworthiness of the brokers with which it conducts business.

9. Minimum Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule 15(c)3-1 and CFTC Regulation 1.17, and has elected to use the basic method as permitted by these rules. Under these rules, the Partnership is required to maintain "net capital' equal to $45,000. At December 31, 2016, the Partnership had net capital and net capital requirements of ($232,469), and $45,000, respectively.

10. Settlement Contingency

In the normal course of business, the Partnership is subject to various customer claims and/or regulatory inquiries that may result in customer claims or potential violations of exchange rules that may possibly involve settlements or fines. As a result of one such inquiry, the Partnership is expecting to make a potential settlement payment. The amount has been accrued and is included in accounts payable and accrued expenses in the statement of financial condition.

11. Net Capital Deficiency as of December 31, 2016

At the request of the State of Illinois Securities Department, the above mentioned settlement contingency and estimated legal costs were placed into a legal escrow account as of December 31, 2016. After year end, FINRA determined that the required deposit in the legal escrow account could not be considered an allowable asset for the net capital computation. FINRA also took exception to the Partnership's clearing firm's contract extension wording that would have allowed the retention bonus to be considered for net capital purposes. This resulted in a retroactive adjustment of an approximately $320,000 decrease in the December 31, 2016 net capital computation and a deficiency as of year end.

12. Uncertainty - Going Concern

For the year ended December 31, 2016, the Partnership incurred losses from operations, resulting in a deficit partners' capital of $(56,331). The losses resulted from FINRA's exception to including a retention bonus as income for the current year (see Note 11). The general partner intends to restrict capital withdrawals and contribute additional capital if necessary to support the needs of the Company and allow it to continue conducting business.

13. Subsequent Events

The Partnership's management has evaluated events and transactions through March 13, 2017, the date the financial statements were issued, noting no material events requiring disclosure in the Partnership's financial statements except as noted below.

As of February 22, 2017 the legal escrow account was liquidated and the cash moved into the Partnership's bank checking account thereby allowing these funds to be considered for the net capital computation. On March 6, 2017, RBC Capital Markets agreed to a revision of the contract extension that also allowed the retention bonus to be considered for the net capital computation. So as of March 6, 2017, the Partnership is once again in compliance with FINRA's applicable net capital requirements.

SUPPLEMENTAL SCHEDULES

PTI SECURITIES & FUTURES L.P.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2016

The Partnership did not handle any customer cash or securities during the year ended December 31, 2016 and does not have any customer accounts.

PTI SECURITIES & FUTURES L.P.

Computation for Determination of PAIB Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2016

The Partnership did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2016 and does not have any PAIB accounts.

PTI SECURITIES & FUTURES L.P.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2016

The Partnership did not handle any customer cash or securities during the year ended December 31, 2016 and does not have any customer accounts.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **PTI SECURITIES & FUTURES L.P.** as of **December 31, 2016**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition - item 1800)			$ (56,331)	[3480]
2.	Deduct Ownership equity not allowable for net capital				[3490]
3.	Total ownership equity qualified for net capital			$ (56,331)	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				[3520]
	B. Other (deductions) or allowable credits (List)				[3525]
5.	Total capital and allowable subordinated liabilities			$ (56,331)	[3530]
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (See detail below)	$ 176,138	[3540]		
	1. Additional charges for customers' and non-customers' security accounts.		[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts.		[3560]		
	B. Aged fail-to-deliver		[3570]		
	1. Number of items ______ [3450]				
	C. Aged short security differences-less reserved of ______ [3470]		[3580]		
	number of items ______ [3470]				
	D. Secured demand note deficiency		[3590]		
	E. Commodity futures contracts and spot commodities proprietary capital charges		[3600]		
	F. Other deductions and/or charges		[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(7) and (c)(2)(x)		[3615]		
	H. Total deduction and/or charges.			$ (176,138)	[3620]
7.	Other additions and/or allowable credits (List)				[3630]
8.	Net Capital before haircuts on securities positions			$ (232,469)	[3640]
9.	Haircuts on securities : (computed, where applicable pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments		[3660]		
	B. Subordinated securities borrowings		[3670]		
	C. Trading and Investment securities				
	1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]		
	2. U.S. and Canadian government obligations		[3690]		
	3. State and municipal government obligations		[3700]		
	4. Corporate obligations		[3710]		
	5. Stocks and warrants		[3720]		
	6. Options		[3730]		
	7. Arbitrage		[3732]		
	8. Other securities		[3734]		
	D. Undue concentration		[3650]		
	E. Other (Money Market)		[3736]	$ -	[3710]
10.	Net Capital			$ (232,469)	[3750]
				OMIT PENNIES	

Non-Allowable Assets (line 6.A):

Receivable from affiliate	$	8,689
NFA Receivable Haircut		1,554
Investment in Affiliate		2,870
Other assets		163,025
	$	176,138

Note: There are no material differences between the audited computation of net capital and the Partnership's unaudited amended FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **PTI SECURITIES & FUTURES L.P.** as of **December 31, 2016**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 23,919	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 45,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$ 45,000	[3760]
14.	Excess net capital (line 10 less 13)	$ (277,469)	[3770]
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$ (286,469)	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 358,788	[3790]
17.	Add:				
	A. Drafts for immediate credit		[3800]		
	B. Fair value of securities borrowed for which no equivalent value is paid or credited		[3810]		
	C. Other unrecorded amounts (List)		[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii)).				[3838]
19.	Total aggregate indebtedness			$ 358,788	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			(154.34)%	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			0	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		[3880]
24.	Net capital requirement (greater of line 22 or 23)		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 - by line 17 page 8)		[3851]
27.	Percentage of Net Capital, <u>after</u> anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)		[3854]
28.	Net capital in excess of: the greater of: A. 5% of combined aggregate debit items or $120,000 ...		[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternate method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the fair values of memberships in exchanges contributed for use of Partnership (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

NAME OF PARTNERSHIP	EMPLOYER ID NO:	NFA ID NO:
PTI SECURITIES & FUTURES L.P.	**36-3797795**	**0244522**

CFTC FORM 1-FR-IB
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF 12/31/16

1.	Current assets					$126,319	[3000]
2.	Total liabilities			$ 358,788	[3030]		
3.	Deductions from total liabilities						
	A. Liabilities subject to satisfactory Subordinated agreements (page 3, line 19.A)		[3040]				
	B. Certain deferred income tax liability (see regulation 1.17(c)(4)(iv)		[3050]				
	C. Certain current income tax liability (see regulation 1.17(c)(4)9v))		[3060]				
	D. Long term debt pursuant to Regulation 1.17(c)(4)(vi)		[3070]				
	E. Total deductions				[3080]		
	F. Adjusted liabilities					$ (358,788)	[3090]
4.	Net capital (subtract line 3.F. from line 1)					$(232,469)	[3100]

Charges Against Net Capital (see regulation 1.17(c)(5))

5.	Charges against inventories held, fixed price commitments, and advances against cash commodity contracts (see regulation 1.17(c)(5)(i) and (ii) for specific charge. If charge is applicable, attach statement Showing calculation of charge)						[3155]
6.	Charges as specified in section 240.15c3-1(c)92)(vi) and (vii) against securities owned by firm:	FAIR VALUE		CHARGE			
	A. U.S. and Canadian government obligations		[3160]		[3170]		
	B. State and Municipal government obligations		[3180]		[3190]		
	C. Certificates of deposit, commercial paper... and bankers' acceptances		[3200]		[3210]		
	D. Corporate obligations		[3220]		[3230]		
	E. Stocks and warrants		[3240]		[3250]		
	F. Other securities (money market)		[3260]		[3270]		
	G. Total charges (add lines 6.A. - 6.F)						[3280]
7.	Charges as specified in section 240.15c3-1(c)(2)(iv)(F)						
	A. Against securities purchased under agreements to resell						[3290]
	B. Against securities sold under agreements to repurchase						[3300]
8.	Charges on securities options as specified in section 240.15c3-1. Appendix A						[3310]

Current Assets:

Cash		962
Receivable from broker-dealers	$	100,000
Commissions receivable		25,357
	$	126,319

NAME OF PARTNERSHIP	EMPLOYER ID NO:	NFA ID NO:
PTI SECURITIES & FUTURES L.P.	**36-3797795**	**0244522**

CFTC FORM 1-FR-IB
STATEMENT OF THE COMPUTATION OF THE MINIMUM CAPITAL REQUIREMENTS
AS OF 12/31/16, Continued

9.	Charges against open commodity in the IB's account A. Uncovered exchange-traded futures and granted options contracts - percentage of margin requirements applicable to such contracts		[3350]
	B. Ten percent (10%) of the fair value of commodities which underlie commodity options not traded on a contract market carried long by the applicant or registrant which has value and such value increased adjusted net capital (this charge is limited to the value attributed to such options)		[3380]
	C. Commodity options which are traded on contract markets and carried long in proprietary accounts. Charge is the same as would be applied if applicant or registrant was the grantor of the options (this charge is limited to the value attributed to such options)		[3390]
10.	Five percent (5%) of all unsecured receivables from unregistered futures commission merchants or securities brokers or dealers		[3410]
11.	Deficiency in collateral for secured demand notes		[3420]
12.	Adjustment to eliminate benefits of consolidation (explain in separate page)		[3430]
13.	Total charges (add lines 5 through 12)	$ -	[3440]
	Net Capital Computation		
14.	Adjusted net capital (subtract line 13 from line 4)	$ (232,469)	[3500]
15.	Net capital required	45,000	[3600]
16.	Excess net capital (subtract line 15 from line 14)	$ (277,469)	[3610]



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Partners of PTI Securities & Futures L.P.,

In planning and performing our audit of the financial statements of PTI Securities & Futures L.P. (the "Company"), as of and for the year ended December 31, 2016, in accordance with auditing standards generally accepted in the United States of America, our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. We did not include in our study tests on the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; nor did we include in our study tests on the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC since the Company did not handle any customer cash or customer assets during the year ended December 31, 2016.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.



A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses, as defined previously. However, we identified deficiencies in internal control that we consider to be significant deficiencies and communicated them to management and those charged with governance on March 13, 2017.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2016, to meet the CFTC's objectives.

This report is intended solely for the information and use of management, the CFTC, the National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska LLP

Chicago, Illinois
March 13, 2017



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of PTI Securities & Futures, L.P.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) PTI Securities & Futures, L.P. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 17, 2017

411 S. Wells Street
Suite 900
Chicago, Illinois 60607
312-663-3052
Fax 312-663-3058


SECURITIES
& FUTURES

The Exemption Report

We as members of management of PTI Securities & Futures L.P. are responsible for complying with 17 C.F.R. S240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. S240.15c3-3: (2)(ii). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. SS 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

1. We identified the following provisions of 17 C.F.R. SS 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. SS240.15c3-3 (2)(ii), and (2) we met the identified exemption provisions throughout the most recent calendar year 2016 without exception.



Daniel J. Haugh
President



Date


SECURITIES
& FUTURES

411 S. Wells Street
Suite 900
Chicago, Illinois 60607
312-663-3052
Fax 312-663-3058

RECEIVED
2017 MAR 15 PM 12:50
SEC / TM

March 13, 2017

SEC
Mail Processing
Section
MAR 15 2017
Washington DC
414

Registration Branch
Securities & Exchange Commission
Mail Stop 8031
100 F Street N.E.
Washington, DC 20549

Re. PTI Securities & Futures L.P.

Dear Sir/Madam,

Enclosed are two copies of the confidential and two copies of the public financial statements and supplementary information of the above referenced entity as of December 31, 2016, with the reports of independent certified public accountants.

Sincerely,

Daniel J. Haugh
President
PTI Securities & Futures L.P.

PTI SECURITIES & FUTURES L.P.

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d) AND REGULATION
1.10 UNDER THE COMMODITY EXCHANGE ACT

December 31, 2016
AVAILABLE FOR PUBLIC INSPECTION